Filed by Atlantic Union Bankshares Corporation

(Commission File No.: 001-39325)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sandy Spring Bancorp, Inc.

(Commission File No.: 000-19065)

The following is a transcript of the Atlantic Union Bankshares Corporation Third Quarter 2024 Earnings Conference Call on October 21, 2024.

Corporate Speakers:

•	William Cimino; Atlantic Union Bank; Senior President of Investor Relations
•	John Asbury; Atlantic Union Bank; President, Chief Executive Officer
•	Robert Gorman; Atlantic Union Bank; Executive Vice President, Chief Financial Officer
•	Daniel Schrider; Sandy Spring Bancorp; Chairman, President, Chief Executive Officer
•	David Ring; Atlantic Union Bank; Wholesale Banking Executive

Participants:

•	Catherine Mealor; KBW; Analyst
•	Russell Gunther; Stephens Inc; Analyst
•	Stephen Moss; Raymond James; Analyst
•	David Bishop; Hovde Group; Analyst

PRESENTATION

Operator: Good day. And welcome to Atlantic Union Bankshares Third Quarter 2024 Earnings Call and Sandy Spring Bank acquisition announcement. (Operator Instructions)

As a reminder this call may be recorded.

I would now like to turn the call over to Bill Cimino, Senior President, Investor Relations.

Please go ahead.

William Cimino: Thank you, Michelle. And good morning, everyone.

I have Atlantic Union Bankshares President and CEO John Asbury; and Executive Vice President and CFO Rob Gorman, with me today.

We also have Sandy Spring Bancorp's Chairman, President and CEO, Dan Schrider, on the call who will join us in discussing our merger announced earlier today.

Other members of our executive management team will be here for the question and answer period.

Please note that today's releases and the accompanying slide presentations are available to download on our investor website, investors.atlanticunionbank.com.

During today's call we will comment on our financial performance using both GAAP metrics and non-GAAP financial measures.

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Important information about these non-GAAP financial measures including reconciliations to comparable GAAP measures, is included in the appendix to our slide presentation and in our earnings release for the third quarter of 2024.

We will make forward-looking statements on today's call which are not subject to risks which are not statements of historical fact and are subject to risks and uncertainties.

There can be no assurance that any actual performance will not differ materially from any future expectations or results expressed or implied by these forward-looking statements.

We undertake no obligation to publicly revise or update any forward-looking statements.

Please refer to our earnings release and our other SEC filings for further discussion of the company's risk factors and other important information regarding our forward-looking statements including factors that could cause actual results to differ from those expressed or implied in the forward-looking statement. All comments made during today's call are subject to that safe harbor statement.

At the end of the call we will take questions from the research analyst community. And now I'll turn the call over to John.

John Asbury: Thank you, Bill. Good morning, everyone.

Today we're excited to announce the merger of Atlantic Union Bankshares with only Maryland-based Sandy Spring Bancorp.

Sandy Spring is a $14.4 billion asset bank with an exceptional 156-year history and an impeccable asset quality track record in attractive contiguous markets. This is a highly respected Maryland Bank and in our view, a historic franchise, among the oldest in America, it has grown from a Maryland Community Bank to the largest independent bank in Maryland.

This is exactly what Atlantic Union Bank has done in Virginia.

We believe it's a hand in glove fit for two great neighboring franchises that have been on similar paths with similar cultures and a similar customer and community focus.

We are eager to share our thoughts on this announcement and why we believe it improves each company's shareholder value proposition and ability to serve our customers and communities.

I will do so after Rob and I provide abbreviated comments on Q3 results for Atlantic Union.

It was a good quarter for Atlantic Union with less noise in the prior quarter, which makes for an easier and shorter conversation about our results.

So let's begin.

As you'll recall during the second quarter, we closed our acquisition of Danville, Virginia based American National Bank and completed their systems conversion over Memorial Day weekend.

We did not have the second quarter's merger-related items impacting our results during the third quarter, and we believe our post-merger core earnings power is now on full display.

On a linked quarter annualized basis, our deposit base grew 6.1% and averaged up 2.8%. Linked-quarter annualized loan growth in the seasonally slower third quarter was relatively flat, ending down 0.2%, though averaged up 3.6%.

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Loan growth was impacted by clients waiting for the well telegraph Federal serve rate cuts to begin in this September, and we also experienced a pickup in commercial real estate payoffs.

We had lower line utilization during the quarter as some larger commercial clients pay down.

Overall, we were pleased to stay relatively flat in loan balances at quarter end despite these headwinds.

Increased commercial real estate payoffs were something we expected following the dip in treasury bond yields during the quarter and were a combination of institutional nonrecourse refinances and property sales. This indicates there's liquidity in the commercial real estate markets, which is encouraging.

Also as a reminder, we're continuing to wind down our indirect auto portfolio, which reduced our loan balances by approximately $42 million during the quarter.

Our commercial banking pipelines are healthy, leading us to believe that we will be in a moderate growth mode for the rest of 2024. Having said that, we believe there is a backlog of commercial real estate payoffs coming and that may mute what might otherwise be even stronger loan growth. Credit was again a good story as we recorded annualized net charge-offs of 1 basis point for the third quarter, down from 4 basis points in the second quarter. This is now my eighth year anniversary of the company.

And for eight years, each quarter, I have said we have yet to see any sign of a systemic inflection point in our asset quality metrics, which remain benign. And I'll say that again today.

While we continue to expect a normalization in asset quality at some point following a long run of minimal net charge-offs, we remain confident in and are pleased with our asset quality.

As always, we are focused on delivering top-tier financial performance, and you can see improvements in our adjusted return on tangible common equity, return on assets and efficiency ratio, the quarter-over-quarter improvement show the earnings power we envision when we announced the acquisition of American National.

We had good expense management, modest core net interest margin compression and continued impressive asset quality trends.

We believe all of this serves as proof points that our franchise remains strong and focused on generating positive operating leverage.

We continue to see our performance as confirmation of our long-term strategy of being a diversified traditional full-service bank that makes a positive difference in our markets with a strong brand and deep client relationships.

We provide economically beneficial services in financing to help people and help businesses and help our communities.

It's a straightforward business model, it works and it withstood the test of time over our 122-year history. This is why soundness, profitability and growth in that order of priority remain our mantra and informs how we run the company.

In sum, it was a good quarter for Atlantic Union.

We have completed the integration of American National and are excited about our increased presence in Central, Western and Southern Virginia and are promising new North Carolina markets, which offer long-term growth and expansion potential.

We reiterate that we believe we will achieve our planned cost savings from the American National acquisition and are positioned well to deliver top quartile results in the fourth quarter on an adjusted operating basis.

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I'll now turn the call over to Chief Financial Officer, Rob Gorman, to cover the financial results for the quarter before we get into the details of the transaction. Rob?

Robert Gorman: Well thank you, John. And good morning, everyone.

Please note that for the most part, my commentary will focus on Atlantic Union's third quarter financial results on a non-GAAP adjusted operating basis, which excludes $1.4 million in pretax merger-related costs recorded in the third quarter.

In the third quarter, reported net income of double the common shareholders was $73.4 million, and earnings per common share were $0.82. Adjusted operating earnings available to common shareholders were $74.5 million or $0.83 per common share for the third quarter, which was an increase of $18.2 million or 32.3% from the second quarter of 2024 and up $14.7 million or 24.7% from the third quarter of 2023. The adjusted operating return on tangible common equity was 19.2% in the third quarter.

The adjusted operating return on assets was 1.25% in the third quarter. And on an adjusted operating basis, the efficiency ratio was relatively flat with the second quarter at 52.2%.

As of the end of the third quarter, the total allowance for credit losses was $177.6 million, which represented 97 basis points as a percentage of total loans. The provision for credit losses of $2.6 million in the third quarter was down from the prior quarter's $21.8 million provision for credit losses, primarily driven by the prior quarter's inclusion of the initial provision for credit losses and non-PCD loans and unfunded commitments acquired from American National of $14.6 million as well as by lower net charge-offs and lower loan growth in the third quarter. Net charge-offs decreased to approximately $700,000 or 1 basis point annualized in the third quarter from $1.7 million or 4 basis points annualized in the second quarter. The year-to-date net charge-off ratio was 6 basis points on an annualized basis.

Now turning to the pretax pre-provision components of the income statement for the third quarter. Tax equivalent net interest income was $186.8 million, which was down approximately $1.5 million or less than 1% from the second quarter, primarily due to high higher interest expense on interest-bearing deposits, partially offset by increased net interest income on loans held for investment and lower borrowing costs.

Interest expense on interest-bearing deposits increased as a result of $299 million in higher average balances due primarily to growth in customer time deposits.

Interest income on loans held for investment increased as a result of 165.4 million in higher average loan balances during the quarter and increased loan yields, partially offset by lower loan accretion income of $1.7 million. Borrowing costs were lower during the third quarter as a result of decreased wholesale funding usage due to customer deposit growth. The third quarter's tax equivalent net interest margin was 3.38%, a net decrease of 8 basis points from the previous quarter, which was due to a 4 basis point impact from lower fair value accretion on acquired loans, a 2 basis point net increase on the core earnings assets yield and a 6 basis point increase in the cost of funds.

The 6 basis point increase in third quarter's cost of funds to 2.56% was due to the net impact of higher deposit costs and lower borrowing costs. Deposit costs increased as a result of growth and mix shift into higher-yielding deposit products which had a negative 11 basis point impact on the cost of funds.

The cost of funds was positively impacted by 5 basis points due to lower borrowing costs as a result of decreased wholesale funding usage. The 2 basis point decline in the third quarter earning asset yield was primarily due to lower yields on securities and lower loan accretion income, partially offset by the positive impact of loan growth and an increase in core loan portfolio yields. There was a 5 basis point negative impact on the securities portfolio and earnings asset mix due to lower balances and the impact of lower unrealized losses on AFS securities yields from the decline in market rates during the third quarter.

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The loan portfolio yield increased to 6.35% and the third from 6.34% in the second quarter, which is due to the net impact of new loans originated at higher than current portfolio rates partially offset by the a decrease in average short-term interest rates during the quarter and the impact of lower fair value accretion on acquired loans, which had a 4 basis point negative impact on loan yield. Noninterest income increased $10.5 million to $34.3 million for the third quarter of 2024, primarily due to the $6.5 million pretax loss on the sale of available -- for sale securities in the prior quarter.

Adjusted operating noninterest income, which excludes losses and gains on the sale of securities, increased $4 million to $34.3 million for the third quarter from $30.3 million in the prior quarter primarily driven by a $1.9 million increase in other operating income due to an increase in equity method investment income, a $1.2 million increase in bank-owned life insurance income, primarily driven by debt benefits received in the third quarter and a $706,000 seasonal increase in service charges on deposits. Noninterest expenses decreased $27.4 million to $122.6 million for the third quarter.

Adjusted operating noninterest expense which excludes merger-related costs of $1.4 million in the third quarter and $29.8 million in the second quarter and amortization of intangible assets of $5.8 million in the third quarter and $6 million in the second quarter increased $1.2 million to $115.4 million for the third quarter from $114.2 million from the prior quarter, primarily driven by a $923,000 increase in salaries and benefits due to increases in variable incentive compensation expenses and full-time equipment equivalent employees as well as a $607,000 increase in FDIC assessment premiums, driven by an increase in our assessment base as a result of the American National acquisition. These increases were partially offset by a $537,000 decline in technology and data processing expenses.

At period end, loans held for investments totaled $18.3 billion, which was a decrease of approximately $10 million or 20 basis points annualized from the prior quarter.

Construction and land development loans increased $134 million on an on -- there's ongoing construction projects continue to fund up, but commercial and industrial loans decreased by $145 million as a result of loan pay downs and lower revolving credit line usage.

At the end of September, total loss deposits stood at $20.3 million, and that's an increase of $304 million or approximately 6.1% annualized from the prior quarter, which is primarily due to increases in interest-bearing customer deposits and broker deposits, partially offset by declines in demand deposits.

At the end of the third quarter, noninterest-bearing demand deposits accounted for 22% of total deposits, down slightly from 23% in the prior quarter.

At the end of the third quarter, Atlantic Union Bankshares and Atlantic Union Bank's regulatory capitals were well above well-capitalized levels.

In addition, on a pro forma basis, we remain well capitalized if you include the negative impact of AOCI and held-to-maturity securities unrealized losses in the calculation of the regulatory capital ratios.

As noted on Slide 13, we've updated our full year 2024 and fourth quarter financial outlook to the following: we expect loan balances to end the year between $18.5 billion and $19 billion, while year-end deposits balances are projected to be between $20 billion and $20.5 billion.

Fully taxable equivalent net interest income for the full year is projected to come in between $720 million and $725 million. And we are targeting the fourth quarter fully tax equivalent net interest income run rate to fall between $190 million and $195 million.

As a result, we are projecting that the full year fully tax equivalent net interest margin would fall in range between 3.35% and 3.40% for the full year, and we are targeting between 3.4% and 3.45% in the fourth quarter, driven by our baseline assumption that the Federal Reserve Bank will cut the Fed funds rate by 25 basis points in November and December.

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In addition, the fully tax equivalent net interest margin projection and target ranges include the impact of our estimate of net accretion income from American National, which are volatile and subject to change. The lower level of net interest income and net interest margin from the previous guidance provided during our second quarter earnings call is primarily due to the more aggressive 50 basis point decline in the Fed funds rate in September, we had assumed a reduction of 25 basis points also significantly lower term rates, which impacts fixed rate new and renewed loan yields as well as a reduction in the amount of accretion interest income projected in the fourth quarter.

On a full year basis, adjusted operating noninterest income is expected to fall between $120 million and $125 million, and we are targeting the fourth quarter adjusted operating noninterest income rate to fall between $30 million and $35 million. Adjusted operating noninterest expenses for the full year are estimated to fall in the range of $445 million to $450 million, while the fourth quarter adjusted operating noninterest expense run rate we are targeting is expected to be between $115 million and $120 million.

In summary, Atlantic Union delivered strong financial results in the third quarter of 2024.

As a result, we believe we are well positioned to continue to generate sustainable, profitable growth and to build long-term value for our shareholders in 2024 and beyond.

We're now excited to turn our attention to provide you with the details of our merger announcement with Sandy Spring Bancorp.

John Asbury: Thank you, Rob.

Now that we both hit the high points for the quarter, let's talk about the big news today, and that's our exciting partnership with Sandy Spring.

As noted on Slide 2, the forward-looking statements Bill covered at the beginning of this call still apply, and we'd like to note additional risks listed on this slide.

As you can see on Slides three and 4, the merger will be addressed in a joint proxy statement of Sandy Spring and Atlantic Union and a prospectus of Atlantic Union to be filed with the SEC.

We urge you to read it when it becomes available because it will contain important information.

Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Sandy Spring and Atlantic Union shareholders in connection with the proposed merger be set forth in the priority statement prospectus when it is filed with the SEC.

Now let me begin by saying we are thrilled.

We are thrilled to partner with Sandy Spring.

We've long admired the company and its team and being neighbors, we know them well and have watched as Dan Schrider and his team have transformed a Maryland Community Bank into Maryland's Bank. This is a strategy we recognize as we've done exactly the same here in Virginia.

We admire Sandy Springs' people, culture, customer focus, impeccable asset quality track record and the important role they have played in their communities over their long 156-year history, we also respect their #1 regional bank depository market share in Maryland and the density of their franchise, which in our view, means they are highly relevant to their markets.

We share a common legacy with our own 122-year history at our highly compatible people-oriented culture. They are Maryland's Bank, and we are Virginia's bank.

Together, we have the Greater Washington Regions Bank and more broadly, the lower Mid- Atlantics bank.

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We both operate traditional banking models that have withstood the test of time.

We each provide economically beneficial financing and services to help people help businesses and help our communities I've said many times before that Atlantic Union's strategy is intentional and not opportunistic.

We'll now make the case for why this is so with this combination. You can see the resulting dense compact franchise that at $39 billion becomes the largest regional bank in the Mid- Atlantic in assets with compelling financial returns that should position us firmly in the top quartile of pure banks.

It's a formidable franchise that, in my opinion, will eclipse anything we've ever seen in this region.

From our position as the preeminent regional bank of the Lower Mid-Atlantic, our Virginia franchise will now become a linchpin that connects the powerful Mid-Atlantic franchise to the Southeast, where we plan to invest in and grow our presence in the Carolinas over time.

I would argue this combined franchise cannot be replicated and holds enormous scarcity value.

If you recall our shareholder value proposition, you'll see why we believe this transaction delivers on every one of our points we have worked hard in our company to build a leading regional presence in Virginia, just like Sandy Spring has done in Maryland.

We believe this partnership will further that objective by increasing the density, convenience and capabilities of our banking network and our brand power and scarcity value in the Mid- Atlantic region.

This is an investment in Sandy Spring Bank by Atlantic Union Bank.

It is one that will enhance our financial strength through increased profitability, enhanced growth potential and scale, allowing us to better invest in our company and the communities we serve.

We have chosen to take proactive actions to better position and derisk the pro forma balance sheet so that we are poised for future growth with substantial capital liquidity and no CRE concentration constraints.

We plan to enhance our growth control by deploying Atlantic Union Bank's commercial and industrial banking capabilities into Sandy Springs markets while adding significant wealth management capabilities from Sandy Spring.

By keeping substantial liquidity and capital levels, we will be well positioned for organic growth opportunities in some of the most attractive markets in America.

As we are in today in Virginia, we believe will be the challenger and the alternative to the large institutions that dominate market share in the Lower Bed- Atlantic while maintaining the responsiveness and flexibility to compete with the smaller banks, too.

We wanted to show you how the pro forma company stacks up against our shareholder value proposition. With the capital we'll generate until the merger closes, the forward sale equity raise we announced this morning and our intention to sell up to $2 billion in acquired commercial real estate loans, we believe we will increase our pro forma capital levels at close and have ample liquidity to continue to grow.

By going forward, we expect to generate significant capital from poor retained earnings and interest rate mark accretion. Rob will have more details, but you can see our return on tangible common equity, return on assets and efficiency ratio should be in the top tier of our peers.

And we have a short tangible book value earn-back period with strong earnings per share accretion and an internal rate of return above our hurdle rate.

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In short, this acquisition checks all the boxes for M&A, just as we said we do and as we've always done.

For those of you who are unfamiliar with Sandy Spring, we wanted to highlight some of the key characteristics which make them an attractive partner for us.

I'd like to introduce now their Chairman, President and Chief Executive Officer, Dan Schrider, Dan, could you speak to why you decided to partner with us?

Daniel Schrider: Thank you, John.

I really do appreciate being a part of this morning's call and would like to share a bit about Sandy Spring, talk about this partnership.

We've announced and what this will mean for our clients and our communities.

For those who are unfamiliar with Sandy Spring Bank, we've served families and businesses in the Washington Metro area for over 156 years with assets of $14.4 billion and over 50 locations in Maryland, D.C. and Virginia, we provide a wide range of products and services including consumer banking, commercial banking, treasury management and a robust wealth management and trust business.

And as John noted, today's announcement brings together two very strong organizations, and I'm really excited about what we're creating together. Atlantic Union Bank and Sandy Spring Bank share the same values and commitment. Both of us share our people first approach to doing business and serving our communities and together, we'll add even greater value to those that we serve.

This combination for us will deliver enhanced scale and capabilities and capacity for our clients and will provide greater opportunities for our employees to grow within a larger organization. And once this merger is complete, our collective footprint will include D.C., Maryland, Virginia and North Carolina.

If there are any specific questions regarding Sandy Spring Bank, I'm happy to answer those during the Q&A session. And I'll turn it back to John.

John Asbury: Thank you so much, Dan.

Slide 9 shows combined market share and some market highlights.

We're excited to create the #1 regional bank in the Mid- Atlantic region and separately, the #1 regional bank in Virginia, the #1 regional bank in Maryland too. To my knowledge, this has never been done before and I do not believe it can be done again. This is an enormously powerful franchise.

The pro forma entity will be situated in some of the wealthiest counties in the country.

Our pro forma franchise will be in the 95th percentile of counties by median household income.

In fact, six of those are in the top 12 in the United States.

We're excited by the positioning of some of the largest population and wealth centers on the East Coast and with Washington, D.C. and Maryland.

This should allow us to have enhanced growth opportunities for our expanded wealth management capabilities, potential future loan and deposit growth and our ability to drive customer growth and gain market share.

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Before I turn it over to Rob, I wanted to offer a perspective on why it should come as no surprise that we were interested in this combination.

As mentioned earlier, I've been at Atlantic Union Bank now for eight years.

During that time, we have worked hard to build a reputation for doing what we say we will do.

And what we achieved with this partnership is one of those things.

At our 2018 Investor Day six years ago, I outlined what our future M&A strategies would look like. And you can see that on Slide 10 of today's merger presentation. Since we outlined those options six years ago, with this announcement at different times, we've now done them all.

We've had periods of organic-only growth, particularly while we ensure that we built a scalable talent and scalable operational technology and risk management infrastructure to support the midsized bank we have become.

We also use those periods to improve our products and services to better serve our customers and deliver more complete product offerings that match up well against the super regional and large national banks for the customer segments we choose to serve.

We've consolidated Virginia, and we've become Virginia's bank. And today, we've announced a combination that will substantially complete the Golden Crescent strategy, meaning completing the arc that runs from Baltimore through Greater Washington, down through Richmond and on to Coastal Virginia.

We have evolved into a Mid- Atlantic regional bank and a primary challenger that can compete head-to-head with the largest banks that dominate market share in these areas while remaining agile and responsive enough to compete against the smaller banks, too.

We are ever mindful of our humble roots and Community Bank heritage.

They're the essence of our DNA, but now we are more capable than a community bank.

Our strategy has been a combination of organic growth and carefully cultivated partnerships with other banks who share our vision. The result builds value for our shareholders and provides more convenience and capabilities to our customers that enables us to continue to invest in the communities we serve.

It's also a terrific organic growth platform with unmatched scarcity value in these markets.

And most exciting for me, this will create new career opportunities for our people. paying it forward for those that came before us at our predecessors such as Union Bank & Trust, American National Bank and now Sandy Spring Bank, among others.

I'll now turn it over to Rob for more details.

Robert Gorman: Thanks, John. Let me switch gears to outline the expected financial impact of the merger from the strategic aspects of the transaction, which, as John just noted, we believe, are very compelling.

On Slide 11, we recap the transaction structure in key terms of the transaction.

In terms of the transaction itself, it's a 100% stock deal with a fixed exchange ratio of 0.90 shares of AUD common stock for each share of Sandy Spring's common stock. When factored in with the equity raise announced today, assuming full physical settlement of the common shares, this works out to approximately 29% pro forma ownership of the combined company by Sandy Springs shareholders. That translates into an aggregate transaction value of about $1.6 billion, or $34.93 per Sandy Spring share based on the closing share price of Atlantic Union stock ending on Friday, October 18.

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This represents a per share market premium to Sandy Spring shareholders of approximately 7% over Friday's closing stock price. The implied transaction metrics represents a 1.28 price to tangible book value multiple of price to 2025 consensus earnings per share multiple of 13.5x and a core deposit premium of 3.3%. Upon closing the transaction, three members of Sandy Spring's Board of Directors will join Atlantic Union's Board including CEO, Dan Schrider.

The transaction is expected to close by the end of the third quarter of 2025, subject to customary closing conditions and the receipt of required regulatory approvals and shareholder approval from both companies.

In addition, we are targeting the first quarter of 2026 to complete the core systems conversions.

On Slide 12, we lay out the key transaction assumptions.

From a cost savings and merger cost perspective, we are assuming we can achieve savings of approximately 27% of Sandy Spring's annual operating expenses and expect to incur approximately $115 million in after-tax merger-related expense. The core deposit intangible is set at 2.75% of Sandy Spring's core deposits or approximately $213 million, and we expect the wealth management intangible to be approximately $66 million.

The gross loan credit market is expected to be 1.50% of loan balances or $179 million with a 60% non-PCD, 40% PCD credit mark slip. And the day two CECL reserve adjustment on non-PCD loads is expected to be 1x the non-PCD credit mark of $107 million for the so-called double count. We are also modeling a rate-related loan fair market value adjustment of 5% or $575 million, a $43 million interest rate mark of Sandy Springs held to maturity securities portfolio, a $5 million net benefit of subordinate debt and time deposits and a $9 million write-up of real estate assets.

We also announced today that we raised $350 million of common equity with a $52.5 million or 15% greenshoe at a price of $35.50 per share utilizing a forward settlement mechanism that provides flexibility around the settlement date when the equity would be funded, which is assumed to be at the M&A deal closing date.

We also intend to sell up to $2 billion of Sandy Spring's CRE or commercial real estate portfolio after the merger closes to reduce the combined company's CRE concentration ratio to below 300%. Proceeds from the sale will be used to delever the balance sheet and reduce the pro forma's company's loan-to-deposit ratio post close.

Turning to the page.

As John mentioned earlier, we have been very public about our disciplined around mergers and acquisitions in terms of the key financial targets that we expect when we enter into any merger transaction, and I've summarized those here as a reminder.

Immediate earnings accretion to EPS, an earn-back of tangible book value dilution, if any, of three years or less an internal rate of churn of at least 18%.

As you can see, on a pro forma basis, this deal checks all the boxes on our M&A metrics, 23% EPS accretion, a 2.0 year tangible book value earn-back period and a 20% internal rate of return.

In addition, on the right side of the slide, you can see that on a pro forma capital ratio basis, we will have a strong capital ratio position and CRE concentration ratio.

This slide illustrates the meaningful impact that the merger should have on our profitability profile, putting us firmly into the top quartile of our pro forma peers across return on assets, return on tangible common equity and the efficiency ratio.

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As John noted, we put a lot of thought into this larger transaction and wanted to ensure that the pro forma entity should be positioned for success with strong CRE concentration levels, liquidity capacity and capital levels.

We are taking pruning actions to strengthen the positioning of the pro forma balance sheet and provide capacity to organically grow the combined entity upon closing the transaction.

We expect to accomplish these objectives in two ways: first, through the CRE loan sale, which should lower the commercial real estate to total risk-based capital concentration ratio and provide the liquidity to reduce the pro forma company's loan-to-deposit ratio. And second, by raising additional common equity, which should enhance our CET1 capital ratio to approximately 10% at closing.

In addition, using 2026 consensus Street estimates and factoring in the expense saves expected from the transaction, you can see the earnings power of the combined franchise and level of internally generated capital that we expect this deal to create which should support the organic growth potential of the pro forma company across its entire footprint.

Additionally, we expect our capital generation to be enhanced from the accretion of interest rate-related fair value marks as those flow back through earnings and capital and represent locked-in GAAP earnings going forward.

As you expect, we went through a very comprehensive due diligence process as we do in any merger transaction.

Significant preliminary due diligence was undertaken ahead of the more formal due diligence exclusivity period to confirm the merger feasibility and to estimate preliminary impacts of any purchase accounting adjustments as well as to determine our ability to raise equity and sell CRE loans as part of the transaction to ensure we could derisk the pro forma company balance sheet. Upon positivity confirming the feasibility of the merger, we formed a cross-functional due diligence team that reviewed all aspects of Sandy Spring's business over a 4-week exclusivity period.

In addition to our internal team, we engaged third-party expertise to review credit interest rate and real estate low market valuations as well as tax and legal matters in connection with the transaction. The credit due diligence of Sandy Spring was very thorough, as you can see from the magnitude of the review of Sandy Spring's loan portfolio as noted here.

Sandy Spring has historically been a very clean bank from a credit perspective and results from our third parties review found that to be the case.

In addition to due diligence teams met with their counterparts in each of the areas you see listed on this slide and came away with a very strong understanding of the culture and business operations of Sandy Spring which will allow us to plan for a smooth integration into the Atlantic Union franchise.

Now I'll turn it back over to John to discuss our community benefits plan for the pro forma company.

John Asbury: Thank you, Rob. Atlantic Union and Sandy Spring are real banks for real people.

As mentioned, our roots go back 122 years while theirs go back 156 years.

We wouldn't be here today without the support of our communities, and we have supported them to through the years.

As you can see, we both spend a lot of time and money investing in our communities.

We believe that this transaction will enable us to deliver even greater benefits to our communities. And to that end, we have developed a $9.5 billion community benefits plan, whereby over the next five years, we will commit across our markets to provide approximately $8 billion in community benefit financing and approximately $1.5 billion in community investments and charitable contributions for the benefit of the communities we serve.

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We are also excited to announce that we will open three new branch locations in low to moderate income areas in Baltimore City, Maryland; Prince George's County, Maryland; and Prince William County, Virginia.

We will provide residential mortgage assistance, additional support for small and medium-sized businesses and make additional donations to community organizations.

We've won lots of awards because we do the right things for our teammates and the communities we serve.

And the plan announced today reflects that long history and illustrates our continuing community support well into the future.

As you can see, this transaction works on so many levels and positions us to deliver long-term shareholder value, it will solidify our status of the preeminent lower Mid- Atlantic franchise that bridges into the Southeast.

As Rob mentioned, the significant earnings accretion will earn back to tangible book value dilution quickly. With our history of successful integrations and having just completed an acquisition and systems conversion, we've exercised these muscles recently and we believe that this transaction has a lower execution risk as a result.

Our customers will have greater convenience and will be able to offer greater capabilities and an expanded product set.

And as previously mentioned, our teammates will benefit from expanded gear and development opportunities in the soon to be larger organization.

We have compatible cultures and great respect between our two companies, and we plan to do great things together for our shareholders, our teammates, our customers and our communities.

We are stronger together. And with that, I'll turn it back over to Bill Cimino to open it up for questions from our analysts. Bill?

William Cimino: Thank you, John. Michelle, we're ready for our first question, please.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Our first question comes from Catherine Mealor with KBW.

Catherine Mealor: Congrats on this acquisition.

I wanted to start maybe just with the CRE loan sale. Just curious if you can talk us through how you've prepared for that, the logistics of how that looks? And then I also saw in your presentation, you mentioned that the series sale takes about $0.29 out of book value.

So just kind of curious what kind of discount you're assuming within that number?

John Asbury: Sure.

I'll start with the process.

We are represented on this transaction by Morgan Stanley. Due diligence took two phases. Phase 1, Dan, and we refer to as preliminary due diligence, and we did several things at that period of time.

We took the loan tape and we had analyzed both want to calculate the actual credit marks or interest rate marks, I should say, and importantly, we also had Morgan Stanley who maintains an active commercial real estate capital markets group, assess the portfolio to identify the for sale portfolio, which we had estimated at $2 billion.

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Dan and I both referred to this phase of due diligence as the feasibility test.

Does the merger make sense? Does the math work? And so it was important to not speculate, estimate or frankly, guess it with the interest rate marks, we actually calculated the interest rate marks using our third party.

And at the same time, Morgan Stanley actually assessed the loan portfolio identified the for-sale notes and price them.

So we have a very, very good handle on what that will be. Catherine, I'll point out it's up to $2 billion.

It's not necessarily $2 billion.

We're solving for the known metrics of the targeted commercial real estate concentration ratio and the loan-to-deposit ratio.

And so based on the modeling that we've done, it's up to $2 billion, we could find out that we do not need to sell all of that.

But nevertheless, we were able to conclude with confidence that the potential transaction was feasible we each agreed that if we're going to do this, we're going to position the company for growth, and we are not going to have a CRE concentration ratio to hold us back, and we're going to have ample liquidity in the loan-to-deposit ratio.

So that's how that works in terms of the nature of it.

By the way, we will be service retained.

So the commercial real estate loans that are sold will be service retained, meaning it will be the same experience for the client.

Rob, do you want to speak to how we calculate the marks.

Robert Gorman: So Catherine, in terms of the impact on favorable book value, as you noted, we're selling about $2 billion of CRE loans Obviously those are being marked for sale.

So included in that mark, we've got a 1.5 credit mark.

We've got a 5% interest rate mark on that portfolio. And then on top of that, additional discount related to the sale in the market.

We're assuming a low 90s total mark, in terms of what we're able to sell to.

So when we see those proceeds on a discounted basis from par. And then we're reinvesting those proceeds and paying down Federal Home Loan Bank advances actually, I should point out that the yield on the $2 billion we're talking about is about a 5.73% at the -- currently, as we model. And we're reinvesting that by paying down Federal Home Loan Bank and high-cost brokered deposits among other things. And those are -- rates paid on those are in the 450, 475 range.

So we're taking a bit of a haircut on that from an earnings point of view.

In addition, we also -- some of that -- some of those proceeds will be invested in both loans and securities portfolio.

So there's a haircut that we're taking on a yield basis related to those. And then there's also the aspect of we're not getting the accretion income by selling these loans, we lose the ability on the accretion income aspect of that.

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So that's really how it's been calculated.

We do know it's a headwind against earnings as we go forward, but it's kind of not the full gross number of the 5.73% yield on the portfolio.

John Asbury: It's a headwind, but the transaction looks great despite a headwind.

Catherine Mealor: The headwind allows you to grow as you move out of that.

John Asbury: That's exactly right. And I also want to point out that there's sort of an embedded option here. If you are of the mindset as we are, that we're going to see an elevation in commercial real estate payoffs if we find that we are sort of running below the planned level of commercial real estate, then we're able to easily fix that.

We'll simply sell fewer loans which will top off the targeted balances, and that will actually be quite lucrative because they will have been marked. Again, all we're really doing is solving a math equation.

How much do we have to sell in order to hit our targeted commercial real estate concentration ratio and loan-to-deposit ratio.

It's really as simple as that.

Catherine Mealor: And those targeted ratios, is it -- I assume more than just below 300? Is it like 272 is the targeted there of capital that you're looking at?

Robert Gorman: Yes. If you look at the modeling, I think what we reported is about 272 at the holding company level.

It's probably a little over that at the bank level 280. Yes. You can see that on the slide that 272 and 285 But yes, below 300 for sure. That's the key in trying to bring that down even a bit lower than that we're sitting right now where we're about 290 today. And loan-to-deposit ratio will be in great shape.

They'll actually be -- we're in good shape right now but it will be lower still below 90%.

I think the key message to the teams, particularly who will join from Sandy Spring and to the markets in which they operate is we will be open for business, positioned to grow.

Catherine Mealor: Great. That's really helpful. And then just on a stand-al1 basis for Atlantic Union, it looks like the margin is coming down a little bit in the fourth quarter just as we added more rate hikes.

Is there any way to kind of think about how that impacts the NIM at which we should start for 2025?

Robert Gorman: Yes, Catherine, I think we will we won't provide official guidance until our fourth quarter earnings call in January.

But you can expect that we should see some expansion in the margin coming out of the fourth quarter. Really some of this is kind of temporary impacts in terms of -- we've lowered our accretion income estimates as payments -- prepayments were coming in lower than we had originally forecast. And then you can see lower fixed rates have impacted our or lower market rates, term rates have impacted the yields that we're getting on a new and renewing fixed rate loans. And then the other part of that is there's an extra 25 basis points of Fed funds rate cut that we hadn't originally projected in the fourth quarter.

That will catch up as we're expecting more to come in 2025.

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So all that put together and being aggressive on deposit rate, bringing deposit rates down, we're assuming mid-40s on the deposit beta down, that should allow us to spend margin a bit in 2025. And we'll talk more about that in our next call.

Operator: Our next question comes from Russell Gunther with Stephens Inc.

Russell Gunther: Just to quickly follow up on Catherine's line of question for the NIM.

Could you give us a sense for where you would expect the Pro forma margin to shake out with deal close? And does the -- I think, the $364 million you referred to on Slide 16. Does that include marks taken on the $2 billion potential $2 billion of CRE sales or not? How should we be thinking about that number?

Robert Gorman: Yes. That should include -- it should include the impact of the CRE sale, both from earnings perspective as well as the marks not accreting as much income? And in terms of --

Russell Gunther: The $364 million contemplates that you -- up to $2 billion of loans sold.

Robert Gorman: Yes, exactly. And then in terms of the margin impact, I think we're suggesting upon close and as we see accretion coming through, we're probably in the, call it, the 375 to 385 range is what we'd be projecting with the accretion income.

Russell Gunther: Got it. And then switching gears to loans and the loan growth outlook.

I think Sandy Spring struggled a bit to grow C&I the way they would have liked -- this is very much a core competency at Atlantic Union.

So could you give us the playbook for overlaying the AUV model on Sandy Spring? And then how should we think about the overall pro forma loan growth rate going forward?

John Asbury: Dave Ring, who's our Head of all commercial businesses is here. Let me say that we have a playbook.

We will continue to refine the playbook as we begin to spend more time with them.

So Dave, don't show your hand too much, but at least be directionally correct.

David Ring: Yes.

I think the advantage going into this transaction really is they've already segmented their business lines.

So they already have a cree segment like we do in the C&I segment like we do -- so now it's an opportunity to really grow the fee-based businesses along the new client acquisition.

Our playbook will probably remain very similar to what you've seen over time, where 30% to 40% of production comes from new client acquisition.

John Asbury: Yes. And I would say that the Maryland markets are similar to what we see.

So we definitely will use what we'll call the Virginia playbook -- we are better able -- or I should -- let me rephrase, we are better positioned to serve middle-market companies.

So Sandy is perhaps a bit more limited there.

So we'll continue to go after certainly smaller business, but we can move into the pure middle market.

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We bring new capabilities to the table, be it equipment finance, asset-based lending, foreign exchange, a robust interest rate hedging program, additional treasury management services.

By the way, they have some treasury management offerings that we don't currently offer that we intend to keep.

So all that will come in time.

I do believe there are revenue synergies here. The single largest revenue synergy is they'll not be constrained in any way, shape or form in terms of their capacity to lend.

But we bring new tools to the table -- and I think that while we have modeled zero, they're going to be very real.

So we're excited about it and what we can do together as needed, I also think it will help us attract talent to the extent that the team finds that they have room to grow and add more talent.

Russell Gunther: All right. Great. And then just last one for me would be a follow-up on the CRE loan sale. Understand solvency for a math equation in terms of loan to deposit the ratio and concentration.

But is there anything you could share in terms of the profile of the loans sold, whether its asset classes like office or geographies?

Just how did you kind of ring in the characteristics of the potential CRE to be sold?

John Asbury: Yes. Russell we've actually identified the portfolio and priced it down to the individual note. Just to give you some context, it's about 200 notes.

I don't want to -- I think it's 2,000. And the two largest categories will be retail and multifamily and then you get into some kind of miscellaneous other, which makes it up.

Now we don't have to sell those 200 notes to be clear, but that is the identified portfolio.

We can do some things around, so to speak.

But there's a very liquid market for those to be exceptionally clear, we're talking about very good, high-quality performing loans.

I wish we didn't have to sell any, but it is the right thing to do.

So we have a very good line of sight into exactly what we're selling.

Operator: Our next question comes from Steve Moss with Raymond James.

Stephen Moss: Just following up on the commercial real estate loans you plan to sell here. Just kind of curious kind of what's the average life of the type of loans you're looking to sell versus the average life of the CRE loans you're looking to retain?

Robert Gorman: I think the average life of duration of the portfolio is about four years on the commercial real estate portfolio. And these loans are pretty much in line there.

It would be a little shorter, but pretty much in line with that duration.

Stephen Moss: That's the total portfolio, Rob, or just the part you're selling, I'm sorry.

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Robert Gorman: The total portfolio is about a 4-year duration and the part we're selling is approximately in that --

John Asbury: Yes.

It's largely reflective.

Robert Gorman: So it could be -- it's a little shorter than the four years just from the market appetite for these sort of assets but not significantly.

Stephen Moss: Okay. And then in terms of just the -- that mark that you guys are talking about -- and I think in the low 90s you guys said, that is not included in the $575 million interest rate mark? Or is that included?

Robert Gorman: It is included in the total mark. And then we -- if you look at -- we have a resettlement in the back, I think, Page 28. And then we back that out as part of the real estate deal, kind of have it in two places, a negative and a positive.

Stephen Moss: Okay. Got you. And then in terms of just thinking about the market here today.

It sounds like you guys saw loan yields came in during the quarter. Just kind of curious I mean what kind of rate you guys are seeing on new originations here and how you guys are thinking about the pro forma combined origination rate.

Robert Gorman: Yes.

In terms of the Atlantic Union new loans are coming on around the 7 to 705 range in the third quarter.

Now that's down from, I think, about a 7.25 in the prior quarter. Part of that is due to the significant decline in term rates that occurred in the second and third quarter.

I think the 5-year fell about almost 100 basis points.

Now that's gone back a little since the end of the quarter.

So that's what we're putting on new and renewed loans.

In terms of the overall portfolio, I mean you can think about it kind of if you combine the two, with the marks, we're talking about pretty much in that ballpark if you mark Sandy's, which will, Sandy's loan yield or portfolio.

So really, those are being put on at market in terms of the loan mark, so you would expect to see those rates kind of play through.

Stephen Moss: Okay. And I meant to ask before that question. Just going back to the loans you're looking to sell are you guys doing any hedging around the loans to locking a price on loans you plan to sell? And also just curious, since the five year has moved up quite a bit here in the last couple of weeks, is that reflective of the rate mark you're taking on the $2 billion portfolio? Or is that kind of closer in the (multiple speakers).

Robert Gorman: Yes.

It's reflective, I think, the market rates are reflected in the loan mark.

But in terms of hedging, we've looked at various alternatives from a hedging point of view, and it's quite expensive.

We'll continue to evaluate that.

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But at this point in time, we haven't locked into anything definitively on hedging that.

We do have room that if rates were to go up call it, 100 basis points, we still think we're in good shape from all of the metrics that we were talking about here.

Stephen Moss: Okay. Got you. And then just Chris here on deposit cost side.

It sounds like trends were a little bit ahead of what you guys were expecting for the quarter. Curious here with the 50 basis point Fed cut what you guys are seeing for deposit cost trends going forward?

Robert Gorman: Yes. We're certainly seeing that come down.

We've been fairly aggressive in September post the Fed move and bringing down both our CD rates and money market rates, actually consistent with what we're seeing from some of the larger players in our market, the truest wells and BofAs. They've been aggressive.

So we are being aggressive as well.

As I mentioned, we are modeling that we would probably be in the mid-40s through the down cycle from a deposit beta perspective, and we'll be very aggressive on the downside here.

Operator: Our last question comes from David Bishop with Hovde Group.

David Bishop: John, I'm curious, obviously the you get a lot bigger here following the transaction.

Obviously you guys are very strong community bank-oriented franchises, both you and Dan. Do you see that the nature of the types of loan relationships changing materially post close here to move upmarket in terms of that upper middle market. Just curious you think the business model may change.

John Asbury: The way we would think about it is we'll keep doing everything we're doing today there's nothing that's going on at Sandy Spring that's not going on here from our standpoint in terms of commercial banking.

So we keep doing what we're doing but we will have the capacity to deal with some larger clients as well into the middle market.

We have some other capabilities that will be of interest.

We have a public finance subsidiary, for example, which will actually make us more competitive out there.

In terms of tax exempt financing, for example.

And you know the Baltimore area is an outstanding industrial market.

I used to run asset-based lending in the Southeastern Bank of America.

We had a Baltimore office.

We spent a lot of time up there.

So as we bring things like equipment finance to the table and asset-based lending and the equipment finance, we have marine finance capabilities, think tugboats, barges, et cetera, got the Port of Baltimore we see a lot of opportunity, not just in there, but specifically calling out Baltimore and that area is an excellent sort of commercial and industrial market.

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But then just broadly, Greater Washington region and Central Maryland.

We will be able to bring some tools to the table and capital to be able to move a bit more upmarket.

It's not an either or.

It's everything they're doing and some additional capabilities.

David Bishop: Great. And maybe just curious, it's obviously maybe somewhat Boston to shove a little bit.

But your experience thus far in terms of retention and maybe growth in the American national deposit base, maybe some trends there post close?

Robert Gorman: We feel good. Yes. We feel really good about it. Really -- the retention has been really good and both the deposit side and I think from a commercial client perspective and a retail perspective.

So we're bullish, not material to report there.

I actually feel like we're growing some of those accounts.

John Asbury: Dave do you have any comments on what you're seeing on the commercial.

David Ring: Yes.

On the commercial side, the client attrition rate is actually lower than our average client attrition rate at legacy and only slightly higher than the historical average for American National.

So we're seeing pretty steady -- a steady book of business.

John Asbury: That is a great team of bankers. And we've clearly been able to demonstrate our enhanced ability to recruit, which we have mostly seen in North Carolina because we have a good -- we have a great team right now in Central, Western and Southern Virginia, but we've been adding to the commercial team down in North Carolina. That's one benefit to the additional capabilities and some additional scale there are going to be bankers who will perceive that as a good thing because it only further improves our ability to go head-to-head with the big guys into the middle market.

David Bishop: Got it.

I appreciate that color.

I guess one final question, John, it sounds like you had some line of sight maybe to additional commercial real estate paydowns coming up here, maybe talk about where you're seeing some of that pressure coming from?

John Asbury: Yes.

It's interesting.

So Maria Tedesco is here with me.

We were just spending time recently with our commercial real estate team, and it's very clear that what you have going on here is if you look back, we've been through a period of suppressed or below normal commercial real estate payoffs, which, in my mind, think of it as like a backup or a bit of a backlog.

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So these are developers that in the normal course are going to refinance into the institutional nonrecourse markets like insurance companies or departments Fannie or Freddie programs, possibly CMBS.

And they've kind of been waiting because they've been making -- their expectation has been that term rates will come down or sell the properties. And so when term rates come down, cap rates go down.

So when we saw the dip in treasury yields last quarter, that felt like a little bit of a tipping point, and I'm not saying there's a flood, but I'm just saying they were ready and they began to make this decision to do it.

So we saw this pickup. And we know from talking to them, that they have more to go as they sort of feel their backlog because they want their capital back, and they want their -- the ability to go do additional projects.

This is actually a healthy thing.

It should be viewed as a good thing in the markets.

So I'm not saying there's a huge wave, but I'm saying it's beginning to -- think of it as normalized, but there probably will be some above average payoffs for a little bit while this backup clears. This is normal. This is what you want them to do.

It's just kind of the normal process, and it's been below average.

So we've seen treasury yields pick up again now.

So maybe that will change their expectations, not sure.

David Bishop: Putting that all together, maybe on an organic basis, does that sort of imply maybe a mid-single-digit loan growth maybe as opposed to a high single-digit growth rate. Just curious maybe holistically.

John Asbury: Rob, do you want to speak to that?

Robert Gorman: Yes.

So we're still calling for mid-single-digit loan growth, Dave.

So even despite some of the headwinds we're seeing here.

John Asbury: Yes. We think the pipelines are supportive of that.

William Cimino: Thanks, Dave, and thanks, everyone, for joining us today on today's call.

We look forward to talking with you next quarter. Thank you all.

Operator: Thank you for your participation.

You may now disconnect.

Everyone have a great day.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union Bankshares Corporation (“Atlantic Union”) and Sandy Spring Bancorp, Inc. (“Sandy Spring”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Atlantic Union or Sandy Spring or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by Atlantic Union’s shareholders or Sandy Spring’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Atlantic Union or Sandy Spring;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Atlantic Union and Sandy Spring operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Atlantic Union’s or Sandy Spring’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

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•	a material adverse change in the financial condition of Atlantic Union or Sandy Spring; changes in Atlantic Union’s or Sandy Spring’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Atlantic Union’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks;

•	other factors that may affect future results of Atlantic Union or Sandy Spring, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Atlantic Union’s, Sandy Spring’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Atlantic Union’s, Sandy Spring’s or the combined company’s results.

Although each of Atlantic Union and Sandy Spring believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Atlantic Union or Sandy Spring will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Atlantic Union’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), quarterly reports on Form 10-Q, and other documents subsequently filed by Atlantic Union with the Securities Exchange Commission (“SEC”), and in Sandy Spring’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by Sandy Spring with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Atlantic Union, Sandy Spring or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Atlantic Union and Sandy Spring urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Atlantic Union and Sandy Spring. Forward-looking statements speak only as of the date they are made and Atlantic Union and/or Sandy Spring undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

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Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Atlantic Union intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Atlantic Union capital stock to be issued in connection with the proposed transaction and that will include a joint proxy statement of Atlantic Union and Sandy Spring and a prospectus of Atlantic Union (the “Joint Proxy Statement/Prospectus”), and each of Atlantic Union and Sandy Spring may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of Atlantic Union and the stockholders of Sandy Spring to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SHAREHOLDERS OF ATLANTIC UNION AND STOCKHOLDERS OF SANDY SPRING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC UNION, SANDY SPRING AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Atlantic Union and Sandy Spring. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about Atlantic Union and Sandy Spring, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Atlantic Union by accessing Atlantic Union’s website at https://investors.atlanticunionbank.com or from Sandy Spring by accessing Sandy Spring’s website at https://sandyspringbancorp.q4ir.com/overview/default.aspx. Copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Atlantic Union Investor Relations, Atlantic Union Bankshares Corporation, 4300 Cox Road, Glen Allen, Virginia 23060, or by calling (804) 448-0937, or to Sandy Spring by directing a request to Sandy Spring Investor Relations, Sandy Spring Bancorp, Inc., 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (301) 774-8455. The information on Atlantic Union’s or Sandy Spring’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

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Participants in the Solicitation

Atlantic Union, Sandy Spring and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction. Information about the interests of the directors and executive officers of Atlantic Union and Sandy Spring and other persons who may be deemed to be participants in the solicitation of shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Atlantic Union and their ownership of Atlantic Union common stock is also set forth in the definitive proxy statement for Atlantic Union’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). Information about the directors and executive officers of Atlantic Union, their ownership of Atlantic Union common stock, and Atlantic Union’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Atlantic Union’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), and in the sections entitled “Corporate Governance,” “Executive Officers” and “Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners” included in Atlantic Union’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). To the extent holdings of Atlantic Union’s common stock by the directors and executive officers of Atlantic Union have changed from the amounts of Atlantic Union’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Sandy Spring and their ownership of Sandy Spring common stock can also be found in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm) and other documents subsequently filed by Sandy Spring with the SEC. Information about the directors and executive officers of Sandy Spring, their ownership of Sandy Spring common stock, and Sandy Spring’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Sandy Spring’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 20, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and in the sections entitled “Corporate Governance,” “Transactions with Related Persons” and “Stock Ownership Information” included in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm). To the extent holdings of Sandy Spring common stock by the directors and executive officers of Sandy Spring have changed from the amounts of Sandy Spring common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

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